UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 28, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

For immediate release

METHANEX CONTINUES TO PRODUCE STRONG FINANCIAL RESULTS

July 21, 2003

Methanex Corporation recorded net income of US$49.9 million (US$0.39 per share) and generated EBITDA1 of US$100.6 million for the second quarter ended June 30, 2003. The second quarter 2003 results compare to net income of US$75.5 million (US$0.60 per share) and EBITDA of US$125.1 million for the first quarter 2003, and to net income of US$15.7 million (US$0.12 per share) and EBITDA of US$52.0 million for the same period in 2002.

Pierre Choquette, President and CEO of Methanex commented, “We are pleased to have produced another quarter of strong earnings, with EBITDA once again in excess of US$100 million, despite a dynamic and challenging cost environment. The high natural gas prices witnessed in North America so far this year negatively impact the cost structure of our Kitimat production facility, and in the second quarter, an unusually high proportion of our total sales were sourced from this high cost plant. In addition, our second quarter costs increased to reflect higher feedstock costs and substantially reduced production at our New Zealand facilities following the recent Maui natural gas contract re-determination. Our Q2 results also reflect higher losses due to a greater reliance on the sale of product purchased to meet customer commitments. Lastly, natural gas costs in Chile rose this quarter as they are adjusted by a formula related to the price of methanol.”

Mr. Choquette followed, “Our average realized methanol price for the second quarter 2003 was US$240 per tonne compared with US$223 per tonne for the previous quarter and US$138 per tonne for the second quarter 2002. By the end of the second quarter, strong industry operating performance and lacklustre demand reduced some of the pressure on the supply/demand balance that was building over the last several quarters. Methanol prices are slightly lower as we enter the third quarter, however, pricing remains strong and underlying industry fundamentals are still sound with no new supply expected to impact the market in 2003. Currently, in the United States, the Methanex non-discounted reference price for July 2003 is US$258 per tonne (US$0.78 per gallon). In Europe, the third quarter contract transaction price was settled at EURO 225, before discounts, or approximately US$256 per tonne (US$0.77 per gallon).”

Mr. Choquette continued, “We are also pleased to have been able to complete two major transactions during the quarter designed to benefit Methanex and our shareholders for many years to come. First, we acquired the remaining 90% interest in the low cost, 850,000 tonne per year Titan methanol facility in Trinidad that we did not already own for approximately US$74 million and we repaid approximately US$29 million of limited recourse long-term debt related to the Titan plant. Secondly, our largest shareholder, NOVA Chemicals Corporation (NOVA), decided to sell its stake in Methanex. NOVA sold roughly 37.9 million Methanex shares through a secondary offering and subsequently, with the overwhelming support of our shareholders, we repurchased 9.0 million shares from NOVA at US$9.85 per share. We believe this targeted buyback represents an excellent investment and a good use of excess cash. The secondary offering and subsequent share repurchase combine to not only reduce total shares outstanding, but we believe allow our shareholders to enjoy improved liquidity due to the increase in the public float.” Mr. Choquette added, “With US$285 million of cash on hand at the end of the second quarter 2003 and our undrawn US$291 million credit facility, we continue to enjoy a strong and flexible financial position. We have the financial capacity to complete our capital maintenance spending program, fund the remaining equity contribution for Atlas, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol. In addition, we remain committed to returning excess cash to shareholders.”

Mr. Choquette concluded, “We are very optimistic about our potential to generate substantial cash over the coming years. Over the next eighteen months, with the addition of the 1.7 million tonne per year Atlas methanol facility in Trinidad and completion of our 840,000 tonne per year Chile IV project, a significantly larger portion of our sales will be satisfied by our own low cost production.”

A conference call is scheduled for Tuesday, July 22 at 11:00 am EDT (8:00 am PDT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 167821. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

[1]	For a definition of EBITDA, please refer to “Additional Information — Supplemental Non-GAAP Measures” at the end of this Interim Report.

For further information, contact: Chris Cook Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 40 of our 2002 Annual Report for more information on forward- looking statements

2	Interim Report For the six months ended June 30, 2003	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

At June 30, 2003, the number of common shares outstanding was 119,111,817.		Transfer Agents & Registrars	E-mail: invest@methanex.com
Contact Information Methanex Investor Relations 1800 — 200 Burrard Street		CIBC Mellon Trust Company 393 University Avenue, 5th Floor Toronto, Ontario, Canada M5G 2M7 Toll free in North America:	Methanex Toll-Free: 1-800-661-8851
Vancouver, BC Canada V6C 3M1		1-800-387-0825

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This second quarter 2003 Management’s Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the 2002 Annual Report.

	2003			2002

	Three	Three	Six	Three	Six
	months	months	months	months	months
	ended	ended	ended	ended	ended
($ millions, except where noted)	June 30	March 31	June 30	June 30	June 30

Sales volumes (thousands of tonnes)
Company produced [1]	1,211	1,194	2,405	1,489	2,920
Purchased and commission	387	510	897	312	664

	1,598	1,704	3,302	1,801	3,584
Average realized methanol price ($ per tonne)	$240	$223	$232	$138	$125
Net income (loss)	$49.9	$75.5	$125.4	$15.7	$(1.7)
Operating income	$79.3	$102.3	$181.6	$23.1	$5.6
EBITDA [2]	$100.6	$125.1	$225.7	$52.0	$62.6
Cash flows from operating activities [3]	$86.6	$111.5	$198.1	$46.5	$56.5
Basic net income (loss) per share	$0.39	$0.60	$0.99	$0.12	$(0.01)
Number of common shares outstanding (millions of shares)	119.1	126.5	119.1	125.7	125.7
Weighted average number of common shares outstanding (millions of shares)	127.1	125.9	126.5	127.0	128.3

[1]	Company produced product sales volume includes approximately 90,000 tonnes of product purchased with the May 1, 2003 acquisition of the Titan Methanol Company.

[2]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows from interest, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information Supplemental Non-GAAP Measures” at the end of this Interim Report.

[3]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

Continued Strong Financial Results

For the second quarter ended June 30, 2003, we recorded net income of $49.9 million ($0.39 per share) and EBITDA of $100.6 million. This compares to net income of $75.5 million ($0.60 per share) and EBITDA of $125.1 million for the first quarter ended March 31, 2003 and net income of $15.7 million ($0.12 per share) and EBITDA of $52.0 million for the second quarter ended June 30, 2002. For the six-month period ended June 30, 2003, we recorded net income of $125.4 million ($0.99 per share) and EBITDA of $225.7 million compared with a net loss of $1.7 million and EBITDA of $62.6 million for the same period in 2002.

During the second quarter of 2003, we acquired the remaining 90% interest in the 850,000 tonne per year Titan Methanol Company facility in Trinidad (“Titan”) for $74 million. Previously, we had a 10% interest in Titan and

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 1

marketed its entire production on a commission basis. Effective May 1, 2003, we are consolidating the results of Titan. During the second quarter of 2003, sales of approximately 100,000 tonnes of Titan product, primarily product acquired at an assigned fair value upon acquisition, contributed approximately $7 million in EBITDA. The full impact from the production and sale of Titan product will be reflected in our third quarter results.

EBITDA

The change in EBITDA resulted from:

	Q2-2003	Q2-2003	YTD Q2-2003
	compared with	compared with	compared with
($ millions)	Q1-2003	Q2-2002	YTD Q2-2002

Higher realized price of produced methanol	19	125	262
Higher cash cost	(39)	(49)	(62)
Higher (lower) sales volume of produced methanol	1	(15)	(20)
Lower margin on the sale of purchased methanol	(6)	(12)	(17)

Increase (decrease) in EBITDA	(25)	49	163

Higher realized price of produced methanol — Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also underpinned by North American natural gas prices.

Tight market conditions combined with high North American natural gas prices resulted in higher prices during the second quarter of 2003 compared with the previous quarter. Our average realized price for the second quarter of 2003 was $240 per tonne compared with $223 per tonne for the first quarter of 2003 and $138 per tonne for the second quarter of 2002. The higher average realized price for produced methanol increased EBITDA by $19 million in comparison with the first quarter of 2003 and increased EBITDA by $125 million in comparison with the second quarter of 2002. The average realized price for the six-month period ended June 30, 2003, was $232 per tonne compared with $125 per tonne for the same period in 2002 and this increased EBITDA by $262 million.

Higher cash cost — The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas costs for our Chilean facility are adjusted by a formula related to methanol prices on a twelve-month trailing average basis. We purchase natural gas in New Zealand through a combination of take-or-pay supply contracts and other purchase contracts. In Trinidad, we purchase natural gas through a take-or-pay supply contract and prices are adjusted by a formula related to methanol prices on a quarterly basis.

Our cash costs for the second quarter of 2003 increased by $39 million compared with the first quarter of 2003. Approximately half of the increase in cash costs is related to higher natural gas costs in Chile, North America and New Zealand. The remaining increase in cash costs is due primarily to higher sales volumes of production from our high cost Kitimat facility during the quarter, increasing our average cost per tonne, and other costs impacted by methanol prices.

Our cash costs for the second quarter of 2003 increased by $49 million compared with the second quarter of 2002 and increased by $62 million for the six-month period ended June 30, 2003 compared with the same period in 2002. Approximately half the increase for both periods is due to higher natural gas costs in Chile, New Zealand and North America. The remaining increase is primarily due to higher import duties and other costs impacted by methanol prices and increased ocean freight costs as a result of higher fuel costs.

Higher (lower) sales volume of produced methanol — Our sales volume of produced methanol in 2003 has been impacted by lower production from our facilities in New Zealand. The acquisition of Titan, effective May 1, 2003, has now provided us with an additional source of produced product. After taking into account the Titan acquisition, higher sales volume of produced methanol increased EBITDA for the second quarter of 2003 by $1 million compared with the first quarter of 2003. Lower sales volume of produced methanol decreased EBITDA for the second quarter of 2003 by $15 million compared with the second quarter of 2002 and decreased EBITDA by $20 million for the six-month period ended June 30, 2003 compared with the same period in 2002.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 2

Lower margin on the sale of purchased methanol — We incurred a loss of $10 million on the sale of approximately 332,000 tonnes of purchased methanol in the second quarter of 2003 compared with a loss of $4 million in the first quarter of 2003 and income of $2 million in the second quarter of 2002. For the six-month period ended June 30, 2003, we incurred a loss of $14 million on the sale of approximately 643,000 tonnes of purchased methanol compared with income of $3 million for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2003 was $21 million compared with $29 million for the same period in 2002. For the six-month period ended June 30, 2003, depreciation and amortization expense was $44 million compared with $57 million for the same period in 2002. Depreciation expense was lower due primarily to reduced sales volume of produced product. In addition, we wrote-off our Fortier facility during the fourth quarter of 2002 and this has resulted in lower depreciation expense for 2003.

Interest Expense and Interest and Other Income

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
Interest expense ($ millions)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Interest expense before capitalized interest	$14	$9	$25	$17
Less: capitalized interest	(4)	(2)	(8)	(4)

Interest expense	$10	$7	$17	$13

The increase in interest expense, net of capitalized interest, relates primarily to an increase in the level of long-term debt.

Interest and other income — Interest and other income for the second quarter of 2003 was $4 million compared with $4 million for the same period in 2002. For the six-month period ended June 30, 2003, interest and other income was $8 million compared with $6 million for the same period in 2002.

Income Taxes

The effective income tax rate for the second quarter ended June 30, 2003 was 33% compared with 24% for the same period in 2002. The proportion of income earned in regions where we record accounting income taxes impacts our effective income tax rate. During the second quarter of 2003 we earned a higher proportion of our earnings from product produced in Chile, where we record accounting income taxes, and this resulted in a higher effective tax rate compared with 2002.

Operating Performance

	Quarterly
	Operating	Q2-2003	% of	Q1-2003	% of
(thousands of tonnes, except percentages)	Capacity	Production	Capacity	Production	Capacity

Titan [1]	142	153	108%	–	n/a
Chile	750	732	98%	708	94%
New Zealand	608	225	37%	356	59%
Kitimat	125	122	98%	127	102%

	1,625	1,232	76%	1,191	80%

[1]	Prorated quarterly production capacity from May 1, 2003. Annual operating capacity for Titan is 850,000 tonnes.

We continue to achieve excellent operating performance at our facilities. For the second quarter of 2003 we operated our Kitimat, Chilean and Trinidad facilities at 99% of their combined capacity compared with 95% during the first quarter of 2003. Production from our New Zealand facilities was reduced to 37% of capacity for the second quarter due to gas supply constraints.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 3

The Maui natural gas field has been the primary source of natural gas for our New Zealand facilities. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, a final determination report of the economically recoverable reserves in the Maui field was released and based on this report we have lost substantially all of our remaining contractual entitlements from this field. Natural gas exploration in New Zealand is ongoing and we are continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms. Based on currently contracted gas, we estimate that the New Zealand facilities will produce approximately 0.4 million tonnes during the remainder of 2003.

Supply/Demand Fundamentals

Supply disruptions during 2002 resulted in tight market conditions and increased prices leading into 2003. Industry supply constraints have sustained this favourable methanol pricing environment during the first half of 2003 despite weak global demand. Strong industry operating performance, reduced demand as a result of the phaseout of MTBE by California gasoline producers, and a weak global economy, particularly in Asia, has resulted in slightly lower methanol prices as we enter the third quarter of 2003. However, methanol prices remain strong and underlying industry fundamentals remain sound with no new supply expected to impact the market in 2003. We believe that any significant improvement in global economic activity or supply disruptions could result in extremely tight methanol market conditions.

The Methanex non-discounted U.S. reference price for July 2003 is $258 per tonne ($0.78 per gallon) a decrease of $15 per tonne ($0.045 per gallon) over April 2003. In Europe, the third quarter contract transaction price was settled at EURO 225 before discounts (US$256 per tonne at the time of settlement), a decrease of EURO 35 per tonne compared with second quarter. Currently, spot prices in the United States are approximately $213-216 per tonne ($0.64-0.65 per gallon). Prices in Asia are currently between $223 and $237 per tonne.

We expect that the 1.7 million tonne Atlas methanol facility, a joint venture with BP in which we have a 63.1% interest, will be the first increment of new capacity in 2004. Atlas will provide us with production capacity to replace lost production from our New Zealand facilities. We also continue to expect higher-cost North American capacity to shut down. During 2004, we will have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Texas. NPC in Iran is also planning for new capacity in 2004.

Low-cost Methanol Capacity Under Development

Low-cost methanol production capacity — Construction of Atlas is continuing and we expect this facility to start production during the first part of 2004. With the acquisition of Titan, which is adjacent to Atlas, we have established a Trinidad production hub underpinned by long-term natural gas contracts. These facilities will provide us with low cost, duty-free supply to North America and Western Europe.

Chile IV, an 840,000 tonne per year expansion to our low-cost Chilean methanol production facility, is progressing and we expect to complete construction in early 2005.

Earlier in the year we announced that we were re-examining our proposed 2.0 million tonne per year methanol project in Northwest Australia. Northwest Australia remains an attractive location to build a methanol plant and we are continuing to evaluate several alternatives for a methanol plant in Northwest Australia, including installing capacity in smaller increments over time.

Other Strategic Initiatives

In late 2002, we entered into an agreement to acquire Lyondell’s customer list and a number of customer contracts in North America. During the second quarter of 2003, in accordance with the agreement, we paid $10 million for these assets. In a separate transaction we also acquired the North American methanol marketing business and customer list of Solvadis Chemag AG, for $5 million.

On July 1, 2003, we acquired the Kitimat, British Columbia ammonia production assets of Pacific Ammonia Inc. (PAI) for $20 million. This consideration will be paid in installments over the period to December 31, 2005. Under the previous ownership structure, we had an obligation to supply by-product hydrogen from the methanol production process to PAI for the production of ammonia. The purchase of the ammonia production assets of PAI

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 4

provides us with future operating flexibility at our Kitimat plant. As part of the acquisition we entered into an agreement to supply Mitsui & Co., Ltd. with 100% of the ammonia produced through the end of 2005, during which time Methanex is not subject to cost or market risk.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the second quarter of 2003 were $87 million compared with $46 million for the same period in 2002.

During the second quarter of 2003, NOVA Chemicals sold its ownership interest in Methanex at a price of $9.85 per share. The sale was completed in part through a secondary offering of 37.9 million shares and in part through a share repurchase by Methanex of the remaining 9.0 million shares, for a cost of $89 million. We believe that this targeted buyback was an excellent investment and a good use of excess cash. These transactions benefit our shareholders by reducing the number of common shares outstanding and improving the liquidity of our stock.

We acquired Titan in May 2003 for $74 million. We also repaid $29 million of Titan’s limited recourse long-term debt. Total limited recourse long-term debt of Titan at June 30, 2003 was $194 million, including $19 million in principal due over the next 12 months.

Our proportionate share of capital expenditures during the second quarter of 2003 for the Atlas methanol project, was $15 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the second quarter was $6 million and our estimated remaining equity contribution to complete the construction of Atlas and fund other related commitments is approximately $37 million.

Capital expenditures for Chile IV during the second quarter of 2003 were $36 million. The total project is estimated to cost $275 million, including $25 million of capitalized interest. Total capital expenditures to June 30, 2003 were $74 million.

During the second quarter of 2003 we paid a quarterly dividend of $0.05 per share, or approximately $6 million.

We have excellent financial capacity and flexibility. Our cash balance at June 30, 2003 was $285 million and we have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $80 million for the period to the end of 2005. We have the financial capacity to complete the capital maintenance spending program, fund the remaining equity contribution for Atlas and complete the construction of Chile IV. We also have the capacity to pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Methanol market conditions continue to be favourable. Supply limitations, including the loss of a significant portion of our production capacity in New Zealand, have led to a strong pricing environment in 2003 despite weak global economic conditions. With no new capacity expected to impact the market this year, we expect that any significant improvement in global economic activity could result in extremely tight market conditions. In this environment we are continuing to focus on maximizing the value generated from our low cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

July 21, 2003

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 5

Additional Information — Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents EBITDA, a supplemental non-GAAP measure. This measure does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. This measure is provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. This measure should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity previously reported in accordance with GAAP.

EBITDA

This non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows from interest, income taxes, asset restructuring charges and other unusual items.

Reconciliation

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

		2003		2002

	Three	Three	Six	Three	Six
	months	months	months	months	months
	ended	ended	ended	ended	ended
($ thousands)	June 30	March 31	June 30	June 30	June 30

Cash flows from operating activities	$87,197	$104,799	$191,996	$23,044	$33,162
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(547)	6,692	6,145	23,454	23,381
Other non-cash operating expenses	(2,916)	(1,711)	(4,627)	(2,935)	(5,006)
Interest expense	9,700	7,722	17,422	6,619	13,270
Interest and other income	(4,384)	(3,892)	(8,276)	(4,111)	(6,476)
Income tax expense — current	11,552	11,506	23,058	5,957	4,269

EBITDA	$100,602	$125,116	$225,718	$52,028	$62,600

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Income and Retained Earnings	3 months ended		6 months ended
(unaudited)	June 30		June 30

(thousands of U.S. dollars, except number of shares and per share amounts)	2003	2002	2003	2002

Revenue	$371,500	$223,563	$708,157	$405,290
Cost of sales and operating expenses	270,898	171,535	482,439	342,690
Depreciation and amortization	21,321	28,959	44,152	57,012

Operating income before undernoted items	79,281	23,069	181,566	5,588
Interest expense (note 8)	(9,700)	(6,619)	(17,422)	(13,270)
Interest and other income	4,384	4,111	8,276	6,476

Income (loss) before income taxes	73,965	20,561	172,420	(1,206)
Income taxes:
Current	(11,552)	(5,957)	(23,058)	(4,269)
Future	(12,496)	1,067	(23,909)	3,769

	(24,048)	(4,890)	(46,967)	(500)

Net income (loss)	$49,917	$15,671	$125,453	$(1,706)
Retained earnings, beginning of period	424,630	373,370	386,868	397,310
Excess of repurchase price over assigned value of common shares	(51,523)	(12,594)	(51,523)	(19,157)
Dividend payments	(6,397)	–	(44,171)	–

Retained earnings, end of period	$416,627	$376,447	$416,627	$376,447

Weighted average number of common shares outstanding*	127,112,201	126,965,224	126,533,071	128,291,902
Diluted weighted average number of common shares outstanding	130,488,310	128,985,066	130,184,048	128,291,902
Basic and diluted net income (loss) per common share	$0.39	$0.12	$0.99	$(0.01)
Diluted net income (loss) per common share	$0.38	$0.12	$0.96	$(0.01)

*	number of common shares outstanding at June 30, 2003: 119,111,817 (June 30, 2002: 125,729,542)

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 7

Methanex Corporation

Consolidated Balance Sheets	June 30	December 31
(unaudited)	2003	2002

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$284,884	$421,387
Receivables	212,135	201,037
Inventories	166,985	119,125
Prepaid expenses	17,275	12,079

	681,279	753,628
Property, plant and equipment (note 2)	1,346,340	979,935
Other assets	98,549	85,748

	$2,126,168	$1,819,311

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$173,803	$136,035
Current maturities on long-term debt and other long-term liabilities	28,481	6,079

	202,284	142,114
Limited recourse long-term debt (note 4)	290,651	97,578
Long-term debt	449,715	449,646
Other long-term liabilities	51,050	52,980
Future income taxes	222,329	172,915
Shareholders’ equity:
Capital stock (note 5)	493,512	517,210
Retained earnings	416,627	386,868

	910,139	904,078

	$2,126,168	$1,819,311

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 8

Methanex Corporation

Consolidated Statements of Cash Flows	3 months ended		6 months ended
(unaudited)	June 30		June 30

(thousands of U.S. dollars)	2003	2002	2003	2002

Cash flows from operating activities:
Net income (loss)	$49,917	$15,671	$125,453	$(1,706)
Add (deduct):
Depreciation and amortization	21,321	28,959	44,152	57,012
Future income taxes	12,496	(1,067)	23,909	(3,769)
Other	2,916	2,935	4,627	5,006

Cash flows from operating activities before undernoted changes	86,650	46,498	198,141	56,543
Receivables and accounts payable and accrued liabilities	25,588	(13,468)	30,437	(22,264)
Inventories and prepaid expenses	(26,286)	(9,712)	(38,057)	(633)
Utilization of prepaid natural gas	1,245	(274)	1,475	(484)

	87,197	23,044	191,996	33,162

Cash flows from financing activities:
Proceeds on issue of long-term debt	–	200,000	–	200,000
Proceeds on issue of limited recourse long-term debt	6,043	–	18,011	–
Repayment of limited recourse long-term debt	(29,000)	–	(29,000)	–
Funding of debt service reserve account	(3,248)	–	(3,248)	–
Financing costs	–	(5,776)	–	(5,776)
Payment for shares repurchased	(88,648)	(25,879)	(88,648)	(45,183)
Proceeds on issue of shares on exercise of stock options	9,669	3,550	13,427	4,695
Dividend payments	(6,397)	–	(44,171)	–
Repayment of other long-term liabilities	(1,428)	(630)	(2,288)	(1,154)

	(113,009)	171,265	(135,917)	152,582

Cash flows from investing activities:
Acquisition of Titan Methanol Company, net of cash acquired (note 1)	(74,130)	–	(74,130)	–
Plant and equipment under development	(53,641)	(46,927)	(93,952)	(77,782)
Property, plant and equipment	(9,043)	(1,233)	(14,272)	(2,629)
Accounts payable and accrued liabilities related to capital expenditures	(1,460)	9,704	5,832	5,030
Other assets	(15,940)	(1,464)	(16,060)	(1,487)

	(154,214)	(39,920)	(192,582)	(76,868)

Increase (decrease) in cash and cash equivalents	(180,026)	154,389	(136,503)	108,876
Cash and cash equivalents, beginning of period	464,910	286,616	421,387	332,129

Cash and cash equivalents, end of period	$284,884	$441,005	$284,884	$441,005

Supplementary cash flow information:
Interest paid, net of capitalized interest	$–	$–	$17,102	$13,846
Income taxes paid (received)	$20,268	$(138)	$21,460	$377

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Six months ended June 30, 2003

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2002 Annual Report.

1.	Business combination

Effective May 1, 2003, the Company acquired the remaining 90% interest in Titan Methanol Company (“Titan”). Titan’s principal asset is an 850,000 tonne per year methanol facility in Trinidad. The Company had acquired a 10% interest in Titan in 2000. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company’s 100% interest in the net assets at fair values is as follows:

($ thousands)

Net Assets Acquired:
Cash	$4,384
Other current assets	35,323
Property, plant and equipment	299,866
Other assets — debt service reserve account	9,874
Current liabilities	(11,969)
Long-term debt, including current portion	(222,959)
Future income taxes	(25,505)

$89,014

Consideration, including costs on acquisition:
Cash	$78,514
Carrying value of original 10% investment in Titan	10,500

$89,014

2.	Property, plant and equipment

($ thousands)	Cost	Accumulated Depreciation	Net Book Value

June 30, 2003
Plant and equipment	$2,421,320	$1,403,148	$1,018,172
Plant and equipment under construction or development	304,657	–	304,657
Other	45,489	21,978	23,511

	$2,771,466	$1,425,126	$1,346,340

December 31, 2002 Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	–	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

Included in property, plant and equipment is the idled Medicine Hat Plant 3 which is being maintained in a position to restart if conditions warrant. At June 30, 2003 this facility had a net book value of $64 million (December 31, 2002 — $65 million).

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

3.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in the first part of 2004.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

($ thousands)	June 30, 2003	December 31, 2002

Consolidated Balance Sheets
Cash and cash equivalents	$5,518	$7,168
Other current assets	2,080	1,349
Property, plant and equipment	199,127	161,808
Other assets	5,996	5,996
Current liabilities	8,474	3,847
Limited recourse long-term debt (note 4)	115,589	97,578

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
($ thousands)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Consolidated Statements of Cash Flows
Cash inflows from financing activities	$6,043	$–	$18,011	$–
Cash outflows from investing activities	(11,431)	(28,258)	(33,423)	(57,323)

To June 30, 2003, the joint venture had no revenue and all expenditures were capitalized.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas, including capitalized interest and funding of a debt reserve fund, will be approximately $80 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. The Company’s proportionate share of the total Atlas limited recourse facility is $159 million and the facility will be utilized to fund the construction of Atlas pro rata with equity contributions. The Company estimates its future cash equity contribution to complete the construction of the project will be approximately $37 million.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

4.	Limited recourse long-term debt

The consolidated financial statements include the limited recourse long-term debt of Titan and the Company’s proportionate share of limited recourse long-term debt of the of the Atlas joint venture. These loans are described as limited recourse as they are secured only by the assets of the related subsidiary or joint venture.

		June 30,	December 31,
($ thousands)		2003	2002

Atlas

i)	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004.	$50,957	$43,513

ii)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi- annual interest payments. Principal will be paid in nine semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	45,013	38,432

iii)	Senior fixed rate bonds to a maximum amount of $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	12,774	9,825

iv)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi- annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	6,845	5,808

Titan		$115,589	$97,578

i)	Senior loans with an average fixed interest rate of 7.4%. Principal and interest is repayable by semi-annual payments. The loans mature in April 2010.	54,596	–

ii)	Senior commercial bank loan facility and senior loans with interest rates based on LIBOR plus a spread ranging from 0.75% to 2.25%. Principal and interest is repayable by semi-annual payments. The loan matures in April 2010.	67,500	–

iii)	Senior revolving working capital facilities to a maximum amount of $35 million with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. The facilities expire in 2010.	25,000	–

iv)	Senior liquidity support facility, to a maximum amount of $22 million, with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. Principal is repayable over time from available cash flows of Titan in accordance with the terms of the agreement. The facility expires in 2008.	18,367	–

v)	Subordinated loans with current interest rates based on LIBOR plus 4%. Principal and interest is scheduled to be repaid semi-annually over the period to 2010. To date payments have not been made. Principal and interest is payable from the available cash flows of Titan following full repayment of the senior liquidity support facility	28,612	–

		$194,075	$–

		$309,664	$97,578
Less: current maturities		(19,013)	–

		$290,651	$97,578

At June 30, 2003, Titan has an interest rate swap contract with a remaining notional principal amount of $70 million. Under the contract, Titan has agreed to exchange, with another party, at specified intervals, the difference between floating interest rates and a fixed interest rate of 6.6%. The swap contact matures over the period to 2010.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

5.	Capital stock

Changes in the capital stock of the Company during the period January 1, 2003 to June 30, 2003 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2002	125,651,639	$517,210
Issued on exercise of stock options	843,725	3,758

Balance, March 31, 2003	126,495,364	$520,968
Issued on exercise of stock options	1,616,453	9,669
Shares repurchased	(9,000,000)	(37,125)

Balance, June 30, 2003	119,111,817	$493,512

On June 30, 2003, the Company repurchased for cancellation 9 million of its common shares from NOVA Chemicals. The cost to acquire the shares in the amount of $88.6 million was allocated $37.1 million to capital stock and $51.5 million to retained earnings.

6.	Net income per share

A reconciliation of the weighted average number of common shares is as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Denominator for basic net income per share	127,112,201	126,965,224	126,533,071	128,291,902
Effect of dilutive stock options	3,376,109	2,019,842	3,650,977	–

Denominator for diluted net income per share	130,488,310	128,985,066	130,184,048	128,291,902

7.	Stock-based compensation

(a)	Stock options:

(i) Incentive stock options:

Common shares reserved for incentive stock options at June 30, 2003 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	–	–	1,194,000	9.23
Exercised	(650,725)	6.96	(61,000)	6.45
Cancelled	(14,000)	8.89	(10,000)	6.45

Outstanding at March 31, 2003	6,183,603	$10.91	3,555,000	$7.40
Exercised	(856,403)	9.75	(301,850)	6.45
Cancelled	(750)	9.56	(13,500)	6.45

Outstanding at June 30, 2003	5,326,450	$11.10	3,239,650	$7.49

As at June 30, 2003, 4,610,788 incentive stock options denominated in CAD$ and 836,400 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$11.33 and US$6.47, respectively.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

7.	Stock-based compensation (continued)

(a)	Stock options (continued):

(ii) Performance stock options:

Common shares reserved for performance stock options at June 30, 2003 were as follows:

	Number of	Average Exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2002	1,662,200	$4.47
Exercised	(132,000)	4.47

Outstanding at March 31, 2003	1,530,200	$4.47
Exercised	(458,200)	4.47

Outstanding at June 30, 2003	1,072,000	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. Pursuant to the terms of the option agreements, on October 1, 2002, 699,000 options vested and became exercisable as the Company’s shares had traded above CAD $10 per share. On June 5, 2003, an additional 761,000 options vested and became exercisable as the Company’s shares traded above CAD$15 per share.

As at June 30, 2003, 407,000 outstanding performance stock options have vested and are exercisable. The remaining 665,000 options will vest if the Company’s shares trade at or above CAD $20 per share.

(iii) Fair value method disclosure:

The Company does not recognize compensation expense when stock options are granted and instead provides pro forma disclosure as if a fair value based method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

If the fair value based method had been used to measure and recognize stock-based compensation, the Company’s net income and net income per share would have been as follows:

	Three months		Three months
	ended June 30, 2003		ended June 30, 2002

($ thousands, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$49,917	$48,990	$15,671	$14,637
Basic net income per share	$0.39	$0.39	$0.12	$0.12
Fully diluted net income per share	$0.38	$0.38	$0.12	$0.11

	Six months		Six months
	ended June 30, 2003		ended June 30, 2002

($ thousands, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$125,453	$123,516	$(1,706)	$(3,081)
Basic net income (loss) per share	$0.99	$0.98	$(0.01)	$(0.02)
Fully diluted net income (loss) per share	$0.96	$0.95	$(0.01)	$(0.02)

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 14

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

7.	Stock-based compensation (continued)

(a)	Stock options (continued):

(iii) Fair value method disclosure (continued):

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk-free interest rate	5%	5%
Expected dividend yield	2%	–
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$2.85	$2.46

(b)	Restricted share units:

Commencing in 2003, executive officers may elect to receive 50% or 100% of the value of their annual long-term incentive award in the form of restricted share units (RSU’s). RSU’s are grants of notional shares that are non-dilutive to shareholders. Holders of RSU’s are entitled to dividend-equivalents in the form of additional RSU’s. Upon vesting, RSU’s are redeemed at a value based on the trading price of the Company’s shares. Compensation expense for RSU’s is measured at fair value based on the market value of the Company’s shares at the date of grant and is recognized, together with changes in fair value, over the period from the date of grant to the date of vesting. As at June 30, 2003 a total of 513,034 RSU’s are outstanding and will vest on December 1, 2005.

8.	Interest expense

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
($ thousands)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Interest expense before capitalized interest	$14,232	$8,749	$25,396	$16,900
Less: capitalized interest	(4,532)	(2,130)	(7,974)	(3,630)

Interest expense	$9,700	$6,619	$17,422	$13,270

Interest expense before capitalized interest includes the Company’s proportionate share of interest expense related to the limited recourse long-term debt facilities of Atlas.

9.	New Zealand natural gas

The Maui natural gas field has been the primary gas supply source for the Company’s New Zealand plants. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, the independent expert, who was appointed by the parties to the Maui gas contract, released a final determination report of economically recoverable reserves and based on this report, the Company has lost substantially all of its remaining contractual entitlements from the Maui field. Natural gas exploration in New Zealand is ongoing and the Company is continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no assurance that we will be able to secure additional gas in New Zealand on commercially acceptable terms. As such, there can be no assurance that the New Zealand operations will generate sufficient cash to recover their carrying value.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 15

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2003

10.	Subsequent event

On July 1, 2003, the Company acquired the Kitimat, British Columbia ammonia production assets of Pacific Ammonia Inc. for $20 million. The consideration will be paid in installments over the period to December 31, 2005. As part of the acquisition the Company entered into an agreement to supply Mitsui & Co., Ltd. with 100% of the ammonia produced through the end of 2005, during which time the Company is not subject to cost or market risk.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 16

Quarterly History	YTD
(unaudited)	2003	Q2	Q1	2002	Q4	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1

Methanol sales volume
(thousands of tonnes)
Company produced product	2,405	1,211	1,194	5,686	1,347	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245
Purchased product	643	332	311	809	278	207	129	195	1,280	170	301	404	405
Commission sales [1]	254	55	199	725	197	188	183	157	720	169	184	146	221

	3,302	1,598	1,704	7,220	1,822	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871

Methanol production
(thousands of tonnes)
Chile	1,440	732	708	2,932	735	748	743	706	2,783	662	710	708	703
New Zealand	581	225	356	2,281	552	593	601	535	2,133	592	520	447	574
North America	249	122	127	478	126	125	103	124	445	127	123	93	102
Trinidad [1]	153	153	–	–	–	–	–	–	–	–	–	–	–

	2,423	1,232	1,191	5,691	1,413	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379

Methanol price [2]
($/tonne)	232	240	223	155	188	182	138	111	172	115	147	200	225
($/gallon)	0.70	0.72	0.67	0.47	0.57	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68
Per share information
Net income (loss)	$0.99	0.39	0.60	0.21	(0.24)	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43

[1]	On May 1, 2003 we acquired the remaining interest in the 850,000 tonne per year Titan methanol facility (“Titan”). Prior to May 1, 2003 we had a 10% interest in Titan and marketed its entire production on a commission basis.

[2]	Produced and purchased product.

METHANEX CORPORATION 2003 SECOND QUARTER REPORT 17